50
3/6/03

03002122

UF3-5-03 #7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45221

RECEIVED FEB 21 2003 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R&R Planning Group, Ltd.
d/b/a DJF Discount Brokers

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite C114
(No. and Street)

Lake Success (City) NY (State) 11042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Filiberto (516) 328-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kessler & Liscia, P.C. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

910 Middle Country Road (Address) Selden (City) NY (State) 11784 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

UG
3/7/02

OATH OR AFFIRMATION

I, Mark Filiberto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R&R Planning Group, Ltd. d/b/a DJF Discount Brokers, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

HEATHER FLOWERS
Notary Public, State of New York
No. 24-4670252
Qualified in Kings County
Certificate Filed in New York County
Commission Expires Sept. 2, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXXX. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&R PLANNING GROUP d/b/a/ DJF DISCOUNT BROKERS

REPORT ON AUDIT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2002

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JOEL N. KESSLER, C.P.A. (NY & FL)
PHILIP A. LISCIA, C.P.A.

REBECCA GONZALEZ, C.P.A.

910 Middle Country Road
Selden, NY 11784

(631) 732-7575
FAX (631) 732-7161

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
R&R Planning Group, LTD
d/b/a DJF Discount Brokers
Lake Success, New York

We have audited the accompanying statement of financial condition of R&R Planning Group, LTD d/b/a DJF Discount Brokers as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above present fairly, in all material respects, the financial position of R&R Planning Group, LTD d/b/a DJF Discount Brokers as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Kessler & Liscia PC

KESSLER & LISCIA, PC
CERTIFIED PUBLIC ACCOUNTANTS

January 25, 2003
Selden, New York

R&R PLANNING GROUP, LTD d/b/a/

DJF DISCOUNT BROKERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 77,514
Commissions receivable	17,841
Prepaid expenses and other current assets	4,537
Total current assets	99,892
FIXED ASSETS, net (note 2)	33,476
DEPOSIT WITH CLEARING BROKER	35,000
INVESTMENT, at cost (note 9)	9,800
OTHER DEPOSITS	4,167
	$ 182,335

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accrued expenses	$ 5,550
SEP contribution payable (note 8)	8,839
Total current liabilities	14,389
DEFERRED RENT (note 6)	200
Total liabilities	14,589
COMMITMENTS & CONTINGENCIES (note 3)	
STOCKHOLDER'S EQUITY:	
Common stock	50
Additional paid in capital	124,386
Retained earnings	82,100
Treasury stock, at cost (note 7)	(38,790)
	167,746
	$ 182,335

see notes to financial statements

R&R PLANNING GROUP d/ba/ DJF DISCOUNT BROKERS

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1. Significant Accounting Policies:

a. Nature of operations

The Company is a registered broker-dealer that clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmits all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Accordingly, the Company is subject to the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and is exempt from the remaining provisions of that rule.

b. Revenue recognition

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

c. Fixed Assets

Equipment, furniture and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line basis over five to seven years, the estimated useful lives of the assets.

d. Income taxes

The Company has elected by its sole shareholder to be taxed under the provisions of Sub-chapter "S" of the Internal Revenue Code ("S" Corporation). The stockholder includes the Company's net income on his individual income tax return.

e. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed Assets:

Fixed assets, at cost, consist of the following at December 31, 2002:

Equipment	$ 72,999
Furniture and fixtures	14,252
Leasehold improvements	14,808
	102,059
Less accumulated depreciation	(68,583)
	$ 33,476

3. Commitments and Contingencies:

The Company has a five-year office lease beginning February 1, 1998. The lease includes a one-year abatement with minimum annual rentals of $12,000 until January 31, 2003. The Company entered into a new lease agreement, dated October 24, 2002, effective January 1, 2003. The lease terminates on November 30, 2012. The Company is responsible for 35% of the lease payment. Terms of the lease include an annual increase over the base rent of 4% and additional rent provisions based on real estate tax escalations. The sole stockholder of the Company is co-guarantor with a third party for the entire lease. The Company's minimum lease commitments are as follows:

Year	Amount
2003	$ 14,591
2004	18,210
2005	18,938
2006	19,696
2007	20,484
2008	21,303
2009	22,155
2010	23,041
2011	23,963
2012	22,844

4. Net Capital Requirements:

The Company is subject to the net capital Rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2002, the Company had net capital of $114,853 which exceeded requirements of $5,000 by $109,853. Deferred rent is an addition to net capital and is excluded for aggregate indebtedness as it is not a legal liability to the landlord as of December 31, 2002. See footnote 6.

5. Haircuts:

The Company is subject to a two percent haircut on its money market funds. Money market funds totaling $55,669 are reported as cash and cash equivalents.

6. **Deferred Rent:**

The company's five-year office lease dated February 1, 1998 includes a one-year abatement for the first year. The lease totals $48,000 over the five years. Therefore, the company's base rent on a straight-line basis is $800 per month over the five-year period. Deferred rent is $200 at December 31, 2002.

7. **Stockholder's Equity:**

On January 31, 1997, the Company purchased treasury stock at a cost of $38,790 from one of its stockholders. As of February 1, 1997 the stockholder no longer had an interest in the Company.

8. **Simplified Employee Pension (SEP) Plan:**

The company has a Simplified Employee Pension (SEP) Plan that allows elective contributions to all employees that have been employed in three (3) of the preceding five (5) years and are over 21 years of age. The company elected to contribute 7% of all eligible payroll for the year ended December 31, 2002.

9. **Investment:**

The company purchased 800 shares of "The NASDAQ Stock Market, Inc." through a private placement during 2000. The investment is valued at cost and is listed as a non-allowable asset for net capital computations.

10. **Financial Instruments with Off-Balance Sheet Credit Risk:**

As a securities broker, the Corporation is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Corporation's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Corporation introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Corporation's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Corporation and the Corporation's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to such non-performance by its customers. The Corporation seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Corporation monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition, as of December 31, 2002, pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's main office and at the regional office of the Securities and Exchange Commission.